Prospectus Supplement No. 3 (To Prospectus dated February 14, 2022)	Filed pursuant to Rule 424(b)(3) Registration Statement No. 333-261873

Post Holdings Announces Record Date for Anticipated Spin-Off of its Interest in BellRing Brands to Post Shareholders

ST. LOUIS, February 14, 2022—Post Holdings, Inc. (NYSE:POST) (“Post”), a consumer packaged goods holding company, today announced it has set a record date of February 25, 2022 (the “Record Date”) for the anticipated spin-off of 80.1% of its interest in BellRing Brands (“BellRing”) to Post shareholders.

Subject to the satisfaction of certain customary conditions, Post is expected to distribute approximately 78 million shares of common stock of BellRing Distribution, LLC (which will convert into a Delaware corporation prior to the distribution and be renamed BellRing Brands, Inc.) (“New BellRing”) on a pro rata basis to Post shareholders on the distribution date for the spin-off. Based on the number of Post common shares outstanding as of January 31, 2022, Post shareholders would receive 1.261585 shares of New BellRing common stock for each share of Post common stock held as of the Record Date. The actual distribution ratio for the shares of New BellRing to be distributed per share of Post common stock will be determined based on the number of shares of Post common stock outstanding as of the close of business (Eastern time) on the Record Date.

Fractional shares of New BellRing common stock will not be distributed to Post common shareholders. Instead, the fractional shares of New BellRing common stock will be aggregated and any whole shares obtained as a result of such aggregation will be sold in the open market, with the net proceeds distributed pro rata in the form of cash payments to Post shareholders who would otherwise receive fractional shares of New BellRing common stock. The spin-off is expected to qualify as a tax-free distribution to Post shareholders for U.S. federal income tax purposes, except to the extent of any cash received in lieu of fractional shares of New BellRing common stock.

As previously announced, upon completion of the distribution, BellRing will merge with a subsidiary of New BellRing and each outstanding share of BellRing Class A common stock will be converted into one share of New BellRing common stock. Additionally, as discussed in more detail in BellRing’s definitive proxy statement, in the transaction, BellRing stockholders and Post will receive their pro rata share of an amount of cash that Post and BellRing currently anticipate to be approximately $400 million. Prior to the distribution and the merger, New BellRing will be renamed “BellRing Brands, Inc.” and its common stock will continue to be traded under the ticker symbol “BRBR” following the transactions.

Post and BellRing expect the distribution to be completed in the first calendar quarter of 2022, subject to certain customary conditions, including the receipt of certain tax opinions and the approval of BellRing’s stockholders (including the approval of BellRing’s stockholders other than Post, New BellRing and their respective affiliates). There can be no assurance that the proposed transaction will be completed as anticipated or at all.

Post shareholders will not be required to pay cash or other consideration for the shares of New BellRing to be distributed to them or to surrender or exchange their shares of Post common stock to receive the distribution.

Two-Way Trading to Begin for Post Common Stock on the NYSE

Post has been advised by the New York Stock Exchange (the “NYSE”) that, beginning on or about February 24, 2022, and continuing through and including the close of trading on the distribution date, there will be two markets in Post common stock on the NYSE: a “regular way” market and an “ex-distribution” market. During this period of two-way trading in Post common stock, a Post shareholder can sell the right to his or her shares of New BellRing common stock that he or she will receive pursuant to the distribution in a “when issued” market. These trading options are outlined in further detail below.